MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2023

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

Ero Copper Corp. September 30, 2023 MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 2, 2023 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three and nine months ended September 30, 2023, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as permitted by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q3 2023” and “Q3 2022” are to the three months ended September 30, 2023 and September 30, 2022, respectively, and all references to “YTD 2023” and “YTD 2022” are to the nine months ended September 30, 2023 and September 30, 2022, respectively. As well, this MD&A should be read in conjunction with the Company’s December 31, 2022 audited consolidated financial statements and MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including C1 cash cost of copper produced (per lb), realized copper price (per lb), C1 cash cost of gold produced (per ounce), all-in sustaining cost (“AISC”) of gold produced (per ounce), realized gold price (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Net (Cash) Debt, Working Capital and Available Liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of November 2, 2023, unless otherwise stated.

BUSINESS OVERVIEW

Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda., is the 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedarplus.ca), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

Ero Copper Corp. September 30, 2023 MD&A | Page 1

HIGHLIGHTS

	2023 - Q3	2023 - Q2	2022 - Q3	2023 - YTD	2022 - YTD
Operating Information

Copper (Caraíba Operations)
Ore Processed (tonnes)	806,096	840,821	720,725	2,419,465	2,118,380
Grade (% Cu)	1.46	1.55	1.68	1.45	1.73
Cu Production (tonnes)	10,766	12,004	11,189	32,097	33,707
Cu Production (lbs)	23,734,026	26,463,779	24,668,985	70,761,357	74,311,647
Cu Sold in Concentrate (tonnes)	10,090	11,612	10,522	31,166	33,515
Cu Sold in Concentrate (lbs)	22,243,586	25,599,840	23,197,347	68,708,912	73,888,346

C1 Cash Cost of Cu Produced (per lb)(1)	$1.82	$1.52	$1.46	$1.67	$1.34

Gold (Xavantina Operations)
Ore Processed (tonnes)	31,446	34,377	42,747	101,586	150,028
Au Production (oz)	17,579	12,333	10,965	42,355	30,883

C1 Cash Cost of Au Produced (per oz)(1)	$371	$492	$537	$425	$604
AISC of Au produced (per oz)(1)	$844	$1,081	$1,135	$943	$1,135

Financial information ($ in millions, except per share amounts)
Revenues	$105.2	$104.9	$85.9	$311.1	$309.7
Gross profit	35.5	39.4	22.8	115.0	134.5
EBITDA(1)	28.3	58.6	24.9	135.0	154.7
Adjusted EBITDA(1)	42.9	45.8	29.1	133.2	145.1
Cash flow from operations	41.9	55.5	43.0	113.7	109.4
Net income	2.8	29.9	4.0	57.3	80.6
Net income attributable to owners of the Company	2.5	29.6	3.7	56.3	79.7
- Per share (basic)	0.03	0.32	0.04	0.61	0.88
- Per share (diluted)	0.03	0.32	0.04	0.60	0.87
Adjusted net income attributable to owners of the Company(1)	17.3	22.3	4.0	62.0	61.3
- Per share (basic)	0.19	0.24	0.04	0.67	0.68
- Per share (diluted)	0.18	0.24	0.04	0.66	0.67

Cash, cash equivalents and short-term investments	87.6	180.4	359.8	87.6	359.8
Working capital(1)	32.8	140.7	343.2	32.8	343.2
Available liquidity(1)	237.6	330.4	434.8	237.6	434.8
Net debt (cash)(1)	331.8	246.5	51.5	331.8	51.5

(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. September 30, 2023 MD&A | Page 2

Q3 2023 Highlights

Solid Q3 2023 financial results driven by record quarterly gold production from ongoing execution of the Company's NX60 initiative
•The Caraíba Operations produced 10,766 tonnes of copper in concentrate during the quarter at C1 cash costs(1) of $1.82 per pound of copper produced
◦Lower mill throughput volumes during the quarter, as well as lower mined and processed copper grades due to mine sequencing, resulted in a decrease in copper production and contributed to higher C1 cash costs(1) quarter-on-quarter
◦Unit operating costs for the period also reflect the impact of a stronger Brazilian Real ("BRL") relative to the U.S. dollar ("USD")
•The Xavantina Operations delivered record quarterly gold production of 17,579 ounces at C1 cash costs(1) and AISC(1) of $371 and $844, respectively, per ounce of gold produced
◦Initial production from the new Matinha vein contributed to a quarter-on-quarter increase of over 40% in both processed gold grades and gold production
◦Higher-than-anticipated gold grades also drove record-low unit operating costs during the quarter
•Financial results reflected record gold production and operating margins at the Xavantina Operations, which partially offset lower copper production and the impact of a stronger BRL relative to the USD
◦Net earnings of $2.8 million
◦Adjusted net income attributable to owners of the Company(1) of $17.3 million ($0.18 per share on a diluted basis)
◦Adjusted EBITDA(1) of $42.9 million
•The Company continued to demonstrate strong execution of its strategic growth initiatives during the quarter. Notably, the Company advanced its NX60 initiative at the Xavantina Operations with the commencement of production from the new Matinha vein, the Tucumã Project reached over 70% physical completion, and construction of the new external shaft at the Caraíba Operations' Pilar Mine continued to progress on schedule. Capital expenditures during the period of $121.4 million were partially funded by cash flows from operations of $41.9 million
•Available liquidity at quarter-end was $237.6 million, including cash and cash equivalents of $44.8 million, short-term investments of $42.8 million, and $150.0 million of undrawn availability under the Company's senior secured revolving credit facility

Opportunistic Expansion of Foreign Exchange Hedge Program
•Immediately prior to quarter-end and continuing into Q4 2023, the Company opportunistically expanded its foreign exchange hedge program. As of the end of October 2023, the total notional value of the Company's foreign exchange derivative position, which included both zero-cost collars and forward contracts, was approximately $437 million. These hedges, which cover a significant portion of projected operating costs and capital expenditures through the end of 2024, have a weighted average floor and ceiling of 5.04 and 5.43 BRL per USD, respectively. Of the $437 million hedge program, $145 million is designated for major project capital expenditures with a weighted average floor and ceiling of 5.10 and 5.23 BRL per USD, respectively.
(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. September 30, 2023 MD&A | Page 3

Reaffirming full-year copper production guidance and providing updates to other 2023 guidance ranges to reflect YTD performance, including record operating results at the Xavantina Operations
•The Company is reaffirming its 2023 copper production guidance of 44,000 to 47,000 tonnes. The Company's full-year copper C1 cash cost guidance range, based on the originally assumed foreign exchange rate of 5.30 BRL per USD, is $1.40 to $1.60 per pound of copper produced. Given the continued strength of the BRL against the USD, the Company is now also providing an updated range of $1.50 to $1.70 per pound of copper produced should the exchange rate remain at current levels of approximately 5.00 BRL per USD for the remainder of Q4 2023
•The Company is increasing its 2023 gold production guidance to 55,000 to 59,000 ounces (originally 50,000 to 53,000 ounces) due to record YTD gold grades and production at the Xavantina Operations. As a result, the Company is reducing its gold C1 cash cost guidance to $375 to $475 (originally $475 to $575) per ounce of gold produced and lowering its AISC guidance range to $900 to $1,000 (from $1,000 to $1,100) per ounce of gold produced
•The Company is updating its 2023 capital expenditure guidance ranges to reflect actual YTD foreign exchange rates and an assumed Q4 2023 exchange rate of 5.00 BRL per USD. Adjusted capital expenditure guidance for the Tucumã Project also reflects an acceleration of approximately $15-$20 million in capital spend from Q1 2024 into Q4 2023 given the strong physical progress made during Q2 and Q3 of 2023

Strong execution of strategic growth initiatives
•The Company made significant progress on the construction of its Tucumã Project, which reached over 70% physical completion at quarter-end, up from approximately 45% at the end of Q2 2023. The first phase of plant commissioning is expected to commence by year-end 2023. First production remains on track to begin in H2 2024
◦Significant advancement in mine pre-stripping, with first sulphide ore on track to be reached in early November
◦All earthworks are now completed, including the water storage reservoir, site drainage and run-of-mine stockpiles
◦Over 15,000 cubic meters of concrete have been poured (over 65% complete), concluding all major foundation requirements
◦Steel structure pre-assembly and erection are tracking ahead of schedule with approximately 1,000 tonnes of steel already in place
◦Key pieces of processing equipment are on site with installations either concluded or ongoing, including the primary crusher, ball mill, secondary and tertiary crushers, vibrating screen decks and flotation cells
◦Main electrical substation installed on site with construction of power line tracking ahead of schedule; tie-in to national power grid scheduled for Q4 2023
◦Total project capital estimate remains unchanged at approximately $305 million
•At the Caraíba Operations, the Company is focused on advancing its Pilar 3.0 initiative, designed to support sustained annual ore production levels of 3.0 million tonnes. The components of Pilar 3.0 include (i) Project Honeypot, an engineering initiative focused on recovering higher-grade material in the upper levels of the Pilar Mine, (ii) an expansion of the Caraíba mill from 3.0 to 4.2 million tonnes of annual throughput capacity, and (iii) construction of a new external shaft to enable the creation of a two-mine system at the Pilar Mine
◦Construction of the new external shaft remains on schedule. Headframe erection, stage winder installation and several key underground infrastructure installations were

Ero Copper Corp. September 30, 2023 MD&A | Page 4

completed during the quarter. Main shaft sinking remains on track to commence prior to year-end. Planned capital expenditures under contract or in the final stages of negotiation remain at approximately 80% with current estimates within 5% of budget
◦At the Caraíba mill, installation of the new ball mill, Jameson cell and associated electrical installations were nearly completed during the period. The mill expansion project remains on schedule for physical completion prior to year-end

Opportunity to expand long-term growth pipeline through an earn-in agreement with Vale Base Metals for a 60% interest in the Furnas copper project
•Subsequent to quarter-end, the Company entered into a binding term sheet ("Term Sheet") with Salobo Metais S.A, part of the Vale Base Metals ("VBM") business to advance its Furnas copper project (the "Project") located in the Carajás Mineral Province in Pará State, Brazil. The Term Sheet contemplates the Company earning a 60% interest in the Project upon completion of several exploration, engineering and development milestones over a period of five years from the execution of a definitive earn-in agreement. In exchange for its 60% interest, the Company will solely fund a phased exploration and engineering work program during the earn-in period and grant VBM up to an 11.0% free carry on future Project construction capital expenditures
•Furnas is an IOCG project located approximately 50 kilometers southeast of VBM's Salobo operations and approximately 190 kilometers northeast of Ero's Tucumã Project. Covering an area of approximately 2,400 hectares, the Project sits within fifteen kilometers of extensive regional infrastructure, including paved roads, an industrial-scale cement plant, a power substation and VBM's railroad loadout facility
•For more information on the Project and Term Sheet, please see the Company's press release dated October 30, 2023

Ero Copper Corp. September 30, 2023 MD&A | Page 5

REVIEW OF OPERATIONS

The Caraíba Operations

Copper	2023 - Q3	2023 - Q2	2022 - Q3	2023 - YTD	2022 - YTD
Ore processed (tonnes)	806,096	840,821	720,725	2,419,465	2,118,380
Grade (% Cu)	1.46	1.55	1.68	1.45	1.73
Recovery (%)	91.6	92.0	92.2	91.5	91.8

Cu Production (tonnes)	10,766	12,004	11,189	32,097	33,707
Cu Production (lbs)	23,734,026	26,463,779	24,668,985	70,761,357	74,311,647

Concentrate grade (% Cu)	33.9	33.8	33.6	33.9	33.2
Concentrate sales (tonnes)	30,751	35,845	32,143	96,670	103,268
Cu Sold in concentrate (tonnes)	10,090	11,612	10,522	31,166	33,515
Cu Sold in concentrate (lbs)	22,243,586	25,599,840	23,197,347	68,708,912	73,888,346

Realized copper price (per lb)	$3.47	$3.30	$2.72	$3.47	$3.34
C1 cash cost of copper produced (per lb)	$1.82	$1.52	$1.46	$1.67	$1.34

The Caraíba Operations delivered solid quarterly copper production of 10,766 tonnes in concentrate, bringing YTD 2023 copper production to 32,097 tonnes in concentrate. Lower mill throughput volumes during the quarter, as well as lower mined and processed copper grades due to stope sequencing, resulted in a decrease in copper production of approximately 10% quarter-on-quarter and contributed to higher C1 cash costs for the period of $1.82 per pound of copper produced. Unit operating costs for the period also reflect the impact of a stronger BRL relative to the USD, resulting in weighted average YTD 2023 C1 cash costs of $1.67 per pound of copper produced.

Mined ore production in Q3 2023 included:
•Pilar: 456,444 tonnes grading 1.48% copper (vs. 491,632 tonnes at 1.61% copper in Q2 2023)
•Vermelhos: 222,102 tonnes grading 1.88% copper (vs. 226,229 tonnes at 1.76% copper in Q2 2023)
•Surubim: 115,556 tonnes at 0.71% copper (vs. 183,288 tonnes at 0.79% copper in Q2 2023)

Contributions from the three mines resulted in total ore mined during the period of 794,102 tonnes grading 1.48% copper (vs. 901,149 tonnes grading 1.48% copper in Q2 2023). During Q3 2023, 806,096 tonnes of ore grading 1.46% copper were processed, resulting in production of 10,766 tonnes of copper after average metallurgical recoveries of 91.6%.

The Caraíba Operations are expected to produce 44,000 to 47,000 tonnes of copper in concentrate in 2023. Copper production is expected to be strongest in the last quarter of the year due to higher anticipated mined and processed copper grades.

The Company's full-year copper C1 cash cost guidance range is $1.40 to $1.60 per pound of copper produced, based on an exchange rate of 5.30 BRL per USD. Given the continued strength of the BRL against the USD, the Company is now also providing an updated range of $1.50 to $1.70 per pound of

Ero Copper Corp. September 30, 2023 MD&A | Page 6

copper produced should the exchange rate remain at current levels of approximately 5.00 BRL per USD for the remainder of Q4 2023.

Exploration activities during Q3 2023 at the Caraíba Operations continued to focus on advancing the Company's full-year exploration objectives of (i) delineating extensions of nickel mineralization identified within the Umburana system, (ii) drill testing regional nickel and copper targets in the Vermelhos district, and (iii) extending high-grade mineralization within the upper levels of the Pilar Mine and at the Vermelhos Mine.

The Xavantina Operations

Gold	2023 - Q3	2023 - Q2	2022 - Q3	2023 - YTD	2022 - YTD
Ore mined (tonnes)	31,277	34,525	42,747	101,565	150,028
Ore processed (tonnes)	31,446	34,377	42,747	101,586	150,028
Head grade (grams per tonne Au)	18.72	13.20	8.55	14.43	6.93
Recovery (%)	92.9	84.6	93.3	89.9	92.4

Gold ounces produced (oz)	17,579	12,333	10,965	42,355	30,883
Silver ounces produced (oz)	10,994	8,579	7,487	27,767	20,835

Gold sold (oz)	15,457	10,916	12,907	39,470	31,368
Silver sold (oz)	10,296	7,319	8,246	26,037	20,753

Realized gold price (per oz)(1)	$1,902	$1,945	$1,739	$1,889	$1,827
C1 cash cost of gold produced (per oz)	$371	$492	$537	$425	$604
AISC of gold produced (per oz)	$844	$1,081	$1,135	$943	$1,135
(1)    Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail.

The Xavantina Operations delivered record quarterly gold production of 17,579 ounces, bringing YTD 2023 gold production to 42,355 ounces. Initial production from the new Matinha vein contributed to a quarter-on-quarter increase of over 40% to both processed gold grades and gold production. On a year-to-date basis, processed gold grades and gold production were up approximately 108% and 37%, respectively, compared to the same period a year ago.

Q3 2023 C1 cash costs and AISC decreased to $371 and $844, respectively, per ounce of gold produced, bringing YTD 2023 C1 cash costs and AISC to $425 and $943, respectively, per ounce of gold produced.

Due to the Xavantina Operations' strong year-to-date operating performance, the Company is increasing its 2023 gold production guidance range to 55,000 to 59,000 ounces (originally 50,000 to 53,000 ounces). The Company is also reducing its full-year C1 cash cost guidance for the Xavantina Operations to $375 to $475 (originally $475 to $575) per ounce of gold produced and lowering its AISC guidance range to $900 to $1,000 (from $1,000 to $1,100) per ounce of gold produced.

Ero Copper Corp. September 30, 2023 MD&A | Page 7

Exploration activities at the Xavantina Operations during the quarter focused on testing the down plunge extension of the Santo Antônio vein at depth as well as drill testing the ENE-strike extension of the Xavantina vein system and other regional parallel vein systems.

2023 Guidance

The Company is reaffirming its full-year copper production guidance and updating its other 2023 guidance ranges to reflect YTD performance, including record operating results at the Xavantina Operations.

The Company's full-year copper C1 cash cost guidance range, based on the originally assumed foreign exchange rate of 5.30 BRL per USD, remains $1.40 to $1.60 per pound of copper produced. Given the continued strength of the BRL against the USD, the Company is now also providing an updated range of $1.50 to $1.70 per pound of copper produced should the exchange rate remain at current levels of approximately 5.00 BRL per USD for the remainder of Q4 2023.

With respect to its 2023 capital expenditure guidance, the Company is also providing ranges based on the original exchange rate assumption of 5.30 BRL per USD as well as a current exchange rate of 5.00 BRL per USD. At the Tucumã Project, the Company has elected to accelerate select workstreams originally slated for Q1 2024 to Q4 2023 due to the strong momentum carried forward from Q2 and Q3 2023. As a result, the adjusted 2023 capital expenditure guidance for the Tucumã Project includes an estimated increase of approximately $15-$20 million due to the expected shift in timing of associated payments.

2023 Production and Cost Guidance

The Company's updated cost guidance for 2023 reflects actual YTD cost performance and exchange rates, and assumes a Q4 2023 foreign exchange rate of 5.00 BRL per USD, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce.

	Previous Guidance @ 5.30 FX Rate	Previous Guidance @ 5.00 FX Rate	Updated Guidance '@ 5.00 FX Rate
The Caraíba Operations
Copper Production (tonnes)	44,000 - 47,000	Unchanged	Unchanged
C1 Cash Cost Guidance (US$/lb)(1)	$1.40 - $1.60	$1.50 - $1.70	Unchanged

The Xavantina Operations
Au Production (ounces)	50,000 - 53,000	Unchanged	55,000 - 59,000
C1 Cash Cost Guidance (US$/oz)(1)	$475 - $575	$500 - $600	$375 - $475
All-in Sustaining Cost Guidance (US$/oz)(1)	$1,000 - $1,100	$1,050 - $1,150	$900 - $1,000

Note:    Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s Annual Information Form for the year ended December 31, 2022 (the "AIF") and Management of Risks and Uncertainties in this MD&A for complete risk factors.
(1)     Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. September 30, 2023 MD&A | Page 8

2023 Capital Expenditure Guidance

The Company's updated capital expenditure guidance, presented in millions of USD, reflects actual YTD exchange rates and an assumed Q4 2023 exchange rate of 5.00 BRL per USD.

	Previous Guidance @ 5.30 FX Rate	Previous Guidance @ 5.00 FX Rate	Updated Guidance Including Forecast Capital Changes
Caraíba Operations
Growth	$90 - $105	$95 - $110	Unchanged
Sustaining	$70 - $80	$75 - $85	Unchanged
Exploration	$22 - $27	$23 - $29	Unchanged
Total, Caraíba Operations	$182 - $212	$193 - $224	Unchanged

Tucumã Project
Growth	$150 - $165	$160 - $175	$175 - $190
Sustaining	$0	$0	Unchanged
Exploration	$0 - $1	$0 - $1	Unchanged
Total, Tucumã Project	$150 - $166	$160 - $176	$175 - $191

Xavantina Operations
Growth	$4 - $5	$4 - $5	Unchanged
Sustaining	$12 - $14	$13 - $15	Unchanged
Exploration	$6 - $7	$6 - $7	$7 - $8
Total, Xavantina Operations	$22 - $26	$23 - $27	$24 - $28

Other Exploration Projects	$3 - $5	$3 - $5	$5 - $7

Company Total
Growth	$244 - $275	$259 - $290	$274 - $305
Sustaining	$82 - $94	$88 - $100	$88 - $100
Exploration	$31 - $40	$32 - $42	$35 - $45
Total, Company	$357 - $409	$379 - $432	$397 - $450

Ero Copper Corp. September 30, 2023 MD&A | Page 9

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q3 2023 and Q3 2022. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended September 30,
	Notes	2023	2022

Revenue	1	$105,181	$85,911
Cost of sales	2	(69,706)	(63,101)
Gross profit		35,475	22,810
Expenses
General and administrative	3	(14,402)	(11,726)
Share-based compensation		1,185	(4,151)
Income before the undernoted		22,258	6,933
Finance income		2,976	2,997
Finance expense	4	(8,017)	(7,283)
Foreign exchange loss	5	(13,937)	(65)
Other (expenses) income		(1,276)	3,304
Income before income taxes		2,004	5,886
Income tax recovery (expense)
Current		(3,317)	(1,727)
Deferred		4,124	(160)
	6	807	(1,887)
Net income for the period		$2,811	$3,999

Other comprehensive loss
Foreign currency translation loss	7	(29,046)	(20,063)
Comprehensive loss		$(26,235)	$(16,064)

Net loss per share attributable to owners of the Company
Basic		$0.03	$0.04
Diluted		$0.03	$0.04
Weighted average number of common shares outstanding
Basic		93,311,434	90,845,229
Diluted		94,009,268	91,797,437

Ero Copper Corp. September 30, 2023 MD&A | Page 10

Notes:

1.    Revenues from copper sales in Q3 2023 was $76.1 million (Q3 2022 - $63.7 million) on sale of 22.2 million lbs of copper (Q3 2022 - 23.2 million lbs). The increase in revenues was primarily attributed to higher copper prices, partially offset by less copper sold. Revenue in Q3 2022 was also lower due to $4.4 million in provisional price adjustments.

Revenues from gold sales in Q3 2023 was $29.0 million (Q3 2022 - $22.2 million) on sale of 15,457 ounces of gold (Q3 2022 - 12,907 ounces) at an average realized price of $1,902 per ounce (Q3 2022 - $1,739 per ounce). The increase in revenues was attributable to both higher realized gold price and an increase in sales volume, as production and head grades increased significantly compared to the same quarter of the prior year.

2.    Cost of sales for Q3 2023 from copper sales was $57.2 million (Q3 2022 - $52.3 million) which primarily comprised of $15.6 million (Q3 2022 - $11.3 million) in depreciation and depletion, $13.8 million (Q3 2022 - $10.9 million) in salaries and benefits, $9.6 million (Q3 2022 - $9.5 million) in materials and consumables, $7.8 million (Q3 2022 - $6.3 million) in maintenance costs, $7.4 million (Q3 2022 - $6.1 million) in contracted services, $3.0 million (Q3 2022 - $2.7 million) in utilities, and $2.2 million (Q3 2022 - $1.9 million) in sales expenses. The increase in cost of sales in Q3 2023 as compared to Q3 2022 was primarily attributable to a 12% increase in tonnes milled, resulting in higher depreciation and depletion and labour costs compared to the same quarter of the prior year.

Cost of sales for Q3 2023 from gold sales was $12.6 million (Q3 2022 - $10.8 million) which primarily comprised of $5.3 million (Q3 2022 - $3.3 million) in depreciation and depletion, $2.3 million (Q3 2022 - $2.0 million) in salaries and benefits, $1.7 million (Q3 2022 - $1.6 million) in contracted services, $1.6 million (Q3 2022 - $1.4 million) in materials and consumables, $0.6 million (Q3 2022 - $0.6 million) in utilities, and $0.6 million (Q3 2022 - $0.4 million) in maintenance costs. The increase in cost of sales in Q3 2023 as compared to Q3 2022 is primarily attributable to a 20% increase in gold ounces sold, as well as higher depreciation and depletion attributed to an increase in production as well as depreciable asset base.

3.    General and administrative expenses for Q3 2023 was primarily comprised of $8.6 million (Q3 2022 - $5.5 million) in salaries and consulting fees, $2.3 million (Q3 2022 - $2.1 million) in office and administration expenses, $1.6 million (Q3 2022 - $1.5 million) in incentive payments, $1.0 million (Q3 2022 - $1.9 million) in other costs, and $0.6 million (Q3 2022 - $0.6 million) in accounting and legal costs. The increase in general and administrative expenses was mainly attributed to an increase in salaries and consulting fees to support overall growth in operations, as well as consulting fees incurred on various operational excellence initiatives that are currently underway.

4.    Finance expense for Q3 2023 was $8.0 million (Q3 2022 - $7.3 million) and is primarily comprised of interest on loans and borrowings of $2.8 million (Q3 2022 - $5.2 million), accretion of deferred revenue of $0.8 million (Q3 2022 - $0.8 million), accretion of asset retirement obligations of $0.7 million (Q3 2022 - $0.5 million), lease interest of $0.3 million (Q3 2022 - $0.2 million), and other finance expense of $3.5 million (Q3 2022 - $0.5 million). In addition, $4.4 million (Q3 2022 - $2.0 million) in interest was capitalized to projects in progress. The overall increase in finance expense was attributable to a credit loss provision recognized on accounts and note receivable, partially offset by higher interest capitalized as a result of higher capital expenditures on construction projects as compared to the same quarter in the prior year.

5.    Foreign exchange loss for Q3 2023 was $13.9 million (Q3 2022 - $0.1 million loss). This amount is primarily comprised of foreign exchange loss on USD denominated debt of $10.0 million (Q3 2022 - $1.9 million loss) in MCSA for which the functional currency is the BRL, and unrealized foreign exchange loss on derivative contracts of $7.6 million (Q3 2022 - $6.8 million gain), partially offset by realized foreign exchange gain on derivative contracts of $3.5 million (Q3 2022 - $5.0 million loss) and other foreign exchange gains of $0.1 million (Q3 2022 - $0.1 million gains). The foreign exchange loss on unrealized derivative contracts are a result of mark-to-market adjustments at period end.

6.    In Q3 2023, the Company recognized $0.8 million in income tax recovery (Q3 2022 - tax expense of $1.9 million). The decrease in tax expense was primarily a result of a decrease in income before taxes as compared to the same quarter of the prior year and permanent tax deductions recognized, as well as the recognition of deferred tax recoveries during the quarter.

7.    The foreign currency translation loss is a result of a weakening of the BRL against the USD during Q3 2023, which weakened from approximately 4.82 BRL per US dollar at the beginning of Q3 2023 to approximately 5.01 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. September 30, 2023 MD&A | Page 11

The following table provides a summary of the financial results of the Company for YTD 2023 and 2022. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Nine months ended September 30,
	Notes	2023	2022

Revenue	1	$311,066	$309,725
Cost of sales	2	(196,075)	(175,264)
Gross profit		114,991	134,461
Expenses
General and administrative	3	(40,269)	(35,410)
Share-based compensation		(8,741)	(3,808)
Income before the undernoted		65,981	95,243
Finance income		10,476	5,254
Finance expense	4	(20,538)	(20,933)
Foreign exchange gain	5	9,741	15,341
Other income		1,224	1,466
Income before income taxes		66,884	96,371
Income tax expense
Current		(9,159)	(7,897)
Deferred		(473)	(7,879)
	6	(9,632)	(15,776)
Net income for the period		$57,252	$80,595

Other comprehensive gain
Foreign currency translation gain	7	26,582	6,499
Comprehensive income		$83,834	$87,094

Net income per share attributable to owners of the Company
Basic		$0.61	$0.88
Diluted		$0.60	$0.87
Weighted average number of common shares outstanding
Basic		92,767,525	90,543,185
Diluted		93,643,940	91,950,181

Ero Copper Corp. September 30, 2023 MD&A | Page 12

Notes:

1.    Revenues from copper sales in YTD 2023 was $237.4 million (YTD 2022 - $253.1 million), which included the sale of 68.7 million lbs of copper compared to 73.9 million lbs of copper for YTD 2022. The decrease in revenues was primarily attributed to lower copper sold. Revenue in the prior year also included $6.0 million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears and sold to a different customer.

Revenues from gold sales in YTD 2023 was $73.7 million (YTD 2022 - $56.6 million), which included the sale of 39,470 ounces of gold at a realized price of $1,889 per ounce, compared to 31,368 ounces of gold sold at a realized price of $1,827 per ounce in for YTD 2022. The increase in revenues was primarily attributable to higher sales volume and gold prices compared to the prior year.

2.    Cost of sales for YTD 2023 from copper sales was $164.0 million (YTD 2022 - $146.8 million) which primarily consisted of $44.2 million (YTD 2022 - $34.3 million) in depreciation and depletion, $37.7 million (YTD 2022 - $30.7 million) in salaries and benefits, $27.9 million (YTD 2022 - $26.2 million) in materials and consumables, $20.4 million (YTD 2022 - $18.3 million) in contracted services, $21.0 million (YTD 2022 - $17.6 million) in maintenance costs, $8.6 million (YTD 2022 - $8.1 million) in utilities, and $6.4 million (YTD 2022 - $6.3 million) in sales expenses. The increase in cost of sales was primarily attributed to a 14% increase in tonnes milled, resulting in higher depletion, depreciation and amortization, as well as an increase in labour and materials costs.

Cost of sales for YTD 2023 from gold sales was $32.1 million (YTD 2022- $28.5 million) which primarily comprised of $12.8 million (YTD 2022 - $8.1 million) in depreciation and depletion, $6.6 million (YTD 2022 - $6.3 million) in salaries and benefits, $4.5 million (YTD 2022 - $4.8 million) in contracted services, $4.5 million (YTD 2022 - $4.7 million) in materials and consumables, $1.7 million (YTD 2022 - $1.9 million) in utilities, and $1.4 million (YTD 2022 - $1.7 million) in maintenance costs. The increase in cost of sales was primarily attributed to higher depreciation and depletion as a result of an increase in production and depreciable asset base..

3.    General and administrative expenses for YTD 2023 was primarily comprised of $23.9 million (YTD 2022 - $18.0 million) with respect to salaries and consulting fees, $6.5 million (YTD 2022 - $6.8 million) in office and administrative expenses, $4.4 million (YTD 2022 - $4.9 million) in incentive payments, $2.9 million (YTD 2022 - $3.7 million) in other general and administrative expenses, and $1.5 million (YTD 2022 - $1.7 million) in accounting and legal fees. The increase in general and administrative expenses in YTD 2023 was primarily attributable to increases in salaries, consulting fees and administrative activities to support overall growth in operations, as well as consulting fees incurred on various operational excellence initiatives that are currently underway.

4.    Finance expense for YTD 2023 was $20.5 million (YTD 2022 - $20.9 million) and was primarily comprised of interest on loans at the corporate head office of $11.2 million (YTD 2022 - $15.2 million), accretion of deferred revenue of $2.3 million (YTD 2022 - $2.6 million), accretion of the asset retirement obligations of $2.0 million (YTD 2022 - $1.7 million), lease interest of $0.9 million (YTD 2022 - $0.5 million), and other finance expense of $4.1 million (YTD 2022 - $1.0 million). In addition, $10.0 million (YTD 2022 - $4.3 million) in interest was capitalized to projects in progress. The overall decrease in finance expense was primarily attributable to higher interest capitalized as a result of higher capital expenditures on various projects as compared to the prior year, offset by increases in other finance expense related to modification loss on restructuring of PMA's accounts and note receivable, as well as increase in interest on loans and borrowings.

5.    Foreign exchange gain for YTD 2023 was $9.7 million (YTD 2022 - $15.3 million gain). This amount was primarily comprised of a foreign exchange gain on USD denominated debt of $7.5 million (YTD 2022 - $2.9 million gain) in MCSA for which the functional currency is the BRL, and realized foreign exchange gain on derivative contracts of $7.2 million (YTD 2022 - $12.6 million loss), partially offset by a foreign exchange loss on unrealized derivative contracts of $2.3 million (YTD 2022 - $30.1 million gain) and other foreign exchange losses of $2.7 million (YTD 2022 - $5.0 million losses). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates. During YTD 2023, the BRL strengthened 4.2% against the USD. The foreign exchange gains/losses on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.    In YTD 2023, the Company recognized a $9.6 million income tax expense (YTD 2022 - income tax expense of $15.8 million), The decrease was primarily as a result of a decrease in income before income taxes, partially offset by an increase in withholding tax on intercompany interest and dividends.

Ero Copper Corp. September 30, 2023 MD&A | Page 13

7.    The foreign currency translation income is a result of the strengthening of the BRL against the USD during YTD 2023 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

Selected Financial Information	Sep. 30,(1)	Jun. 30,(2)	Mar. 31,(3)	Dec. 31,(4)	Sep. 30,(5)	Jun. 30,(6)	Mar. 31,(7)	Dec. 31,(8)
	2023	2023	2023	2022	2022	2022	2022	2021
Revenue	$105.2	$104.9	$101.0	$116.7	$85.9	$114.9	$108.9	$134.9
Cost of sales	$(69.7)	$(65.5)	$(60.8)	$(64.0)	$(63.1)	$(64.3)	$(47.9)	$(50.5)
Gross profit	$35.5	$39.4	$40.1	$52.7	$22.8	$50.7	$61.0	$84.4
Net income for period	$2.8	$29.9	$24.5	$22.5	$4.0	$24.1	$52.5	$60.2
Income per share attributable to the owners of the Company
- Basic	$0.03	$0.32	$0.26	$0.24	$0.04	$0.26	$0.58	$0.67
- Diluted	$0.03	$0.32	$0.26	$0.24	$0.04	$0.26	$0.57	$0.65
Weighted average number of common shares outstanding
- Basic	93,311,434	92,685,916	92,294,045	91,522,358	90,845,229	90,539,647	90,238,008	89,637,768
- Diluted	94,009,268	93,643,447	93,218,281	92,551,916	91,797,437	91,850,321	92,050,104	91,727,452

Notes:

1.During Q3 2023, the Company recognized net income of $2.8 million compared to $29.9 million in the preceding quarter. The decrease was primarily attributable to foreign exchange losses of $13.9 million compared to foreign exchange gain of $15.1 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

2.During Q2 2023, the Company recognized net income of $29.9 million compared to $24.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain and the recognition of an unrealized gain in copper derivative contracts.
3.During Q1 2023, the Company recognized net income of $24.5 million compared to $22.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain, a reduction in general and administrative expenses, and a reduction in finance expense. In the prior quarter, the Company recognized a $3.3 million expected credit loss provision.

4.During Q4 2022, the Company recognized net income of $22.5 million compared to $4.0 million in the preceding quarter. The increase was primarily attributable to a $29.9 million increase in gross profit as a result of 13% increase in copper production, partially offset by higher share-based payment expenses and a $3.3 million expected credit loss provision recognized in relation to payment arrangement with PMA.

5.During Q3 2022, the Company recognized net income of $4.0 million compared to $24.1 million in the preceding quarter. The decrease was primarily attributable to a $27.9 million decrease in gross profit as a result of 12% lower

Ero Copper Corp. September 30, 2023 MD&A | Page 14

production, reduced copper and gold realized prices, and provisional pricing adjustments on copper concentrate sold in the prior quarter.

6.During Q2 2022, the Company recognized net income of $24.1 million compared to $52.5 million in the preceding quarter. The decrease was primarily attributable to volatility in foreign exchange gains or losses driven by the strengthening of the BRL against the USD in the quarter, which resulted in $3.3 million of foreign exchange losses compared to $18.7 million of foreign exchange gains in the preceding quarter and a $10.3 million decrease in gross profit as a result of reduced copper and gold realized prices and overall inflationary pressure on cost of sales. The increase in copper produced and sold was mostly offset by a provisional pricing adjustment.

7.During Q1 2022, the Company recognized net income of $52.5 million compared to $60.2 million in the preceding quarter. The decrease was primarily attributable to a $23.4 million decrease in gross profit as a result of reduced copper and gold sales volume, and overall inflationary pressure on cost of sales. Production and throughput for the quarter was adversely impacted by employee absenteeism due to COVID-19 and the seasonal influenza virus. The decrease in gross profit was partially offset by foreign exchange gains driven by the strengthening of the BRL against the USD in the quarter, which resulted in $18.7 million of foreign exchange gains compared to $4.4 million of foreign exchange losses in the preceding quarter.

8.During Q4 2021, the Company recognized net income of $60.2 million compared to $26.4 million in the preceding quarter. The increase was primarily attributable to a $16.4 million increase in gross profit as a result of increased copper sales volume, as well as a $15.2 million decrease in foreign exchange losses as the BRL depreciation against the USD was relatively less than the preceding quarter.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2023, the Company held cash and cash equivalents of $44.8 million which were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. In addition, the Company held short-term investments of $42.8 million with reputable financial institutions with maturities greater than three months and less than one year. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents have decreased by $132.9 million since December 31, 2022. The Company’s cash flows from operating, investing, and financing activities during 2023 are summarized as follows:

•Cash used in investing activities of $226.0 million, including:
◦$323.3 million of additions to mineral property, plant and equipment;
◦$11.3 million of additions to exploration and evaluation assets; and
◦$40.0 million of short-term investment purchases;
net of:
◦$148.6 million in proceeds from short-term investments and interest received;

•Cash used in financing activities of $21.6 million, primarily consists of:
◦$26.9 million of interest paid on loans and borrowings;
◦$8.2 million of lease payments; and
◦$5.7 million of principal repayments on loans and borrowings;
net of:
◦$12.8 million of new loans and borrowings, net of transaction costs; and

Ero Copper Corp. September 30, 2023 MD&A | Page 15

◦$10.6 million of proceeds from exercise of stock options.

Partially offset by:

•Cash from operating activities of $113.7 million, primarily consists of:
◦$135.0 million of EBITDA (see Non-IFRS Measures);
◦$5.4 million of derivative contract settlements; and
◦$2.4 million of additional advances from the NX Gold Precious Metal Purchase Agreement;
◦net of:
◦$9.9 million of net change in non-cash working capital items;
◦$11.2 million of unrealized foreign exchange gains;
◦$2.8 million of income taxes paid; and
◦$2.3 million of provisional settlements.

As at September 30, 2023, the Company had working capital of $32.8 million and available liquidity of $237.6 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, cash and cash equivalents on hand and short-term investments. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future.

At September 30, 2023, the Company had available liquidity of $237.6 million, including $44.8 million in cash and cash equivalents, $42.8 million in short-term investments and $150.0 million of undrawn availability under its senior secured revolving credit facility.

In January 2023, the senior credit facility was amended to increase its limit from $75.0 million to $150.0 million with maturity extended from March 2025 to December 2026 ("Amended Senior Credit Facility"). The Amended Senior Credit Facility bears interest on a sliding scale of SOFR plus an applicable margin of 2.00% to 4.00% depending on the Company's consolidated leverage ratio. Commitment fees for the undrawn portion of the Amended Senior Credit Facility is also based on a sliding scale ranging from 0.45% to 0.90%.

In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the condensed consolidated interim financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

Ero Copper Corp. September 30, 2023 MD&A | Page 16

Contractual Obligations and Commitments

The Company has a precious metals purchase agreement with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices.

Refer to the "Liquidity Risk" section for further information on the Company's contractual obligations and commitments.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
Cash and cash equivalents	$44,757	$177,702
Short-term investments	42,843	139,700
Accounts receivable	10,698	10,289
Derivatives	2,949	—
Note receivable	18,600	20,630
Deposits and other assets	7,306	3,985
	$127,153	$352,306

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. On November 30, 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection due to working capital difficulties after an operational incident in June which resulted in one of their plants being shutdown for 38 days. In August 2023, PMA's judicial recovery plan was approved by the creditors who agreed the amounts owed to the Company, pursuant to a note receivable arrangement, are not subjected to the judicial recovery process. The Company agreed to modify the terms of the note receivable agreement to extend payment terms to 24 monthly installments beginning in March 2024. The loan bears an annual interest rate equivalent to Brazil's CDI rate of approx. 13% and is secured by certain assets of PMA. At

Ero Copper Corp. September 30, 2023 MD&A | Page 17

September 30, 2023, the gross carrying amount of accounts and note receivable has been reduced by a credit loss provision of $3.4 million (December 31, 2022 - $3.3 million).

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on September 30, 2023:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$419,420	$594,257	$35,797	$34,843	$84,617	$439,000
Accounts payable and accrued liabilities	101,510	101,510	101,510	—	—	—
Other non-current liabilities	8,985	23,666	—	10,938	12,016	712
Leases	12,651	12,630	7,953	2,936	1,630	111
Total	$542,566	$732,063	$145,260	$48,717	$98,263	$439,823

As at September 30, 2023, the Company has made commitments for capital expenditures through contracts and purchase orders amounting to $169.3 million, which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

The Company also has derivative financial asset for foreign exchange collar contracts and copper derivative contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk, interest rate risk, and price risk.

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at September 30, 2023 relates to $18.4 million (December 31, 2022 – $11.7 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at September 30, 2023 on $285.4 million of intercompany loan balances (December 31, 2022 - $148.2

Ero Copper Corp. September 30, 2023 MD&A | Page 18

million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at September 30, 2023 by 10% and 20%, would have increased (decreased) pre-tax net income by $30.3 million and $60.5 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. At September 30, 2023, the Company entered into foreign exchange derivatives for notional amounts of $369.0 million, including $309.0 million notional amount of zero-cost collars with an average floor rate of 4.99 BRL to US Dollar and an average cap rate of 5.52 BRL to US Dollar, and $60.0 million notional amount of forward contracts with average fixed rate of 5.15 BRL to USD Dollar.

The aggregate fair value of the Company's foreign exchange derivatives was a net asset of $1.2 million (December 31, 2022 - asset of $3.2 million), of which $2.6 million is included in other current assets, $0.3 million is included in current liabilities, and $0.9 million is included in other non-current liabilities in the statement of financial position. The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

Subsequent to September 30, 2023, the Company entered into additional foreign exchange derivatives for notional amounts of $67.5 million with an average floor rate of 5.05 BRL to US Dollar and an average cap rate of 5.35 BRL to US Dollar.

The change in fair value of foreign exchange collar contracts was a loss of $7.5 million and a loss of $2.3 million for the three and nine months ended September 30, 2023 (a gain of $6.8 million and a gain of $30.1 million for the three and nine months ended September 30, 2022), respectively, which have been recognized in foreign exchange (loss) gain.

In addition, during the three and nine months ended September 30, 2023, the Company recognized a realized gain of $3.5 million and $7.2 million (realized loss of $5.0 million and $12.6 million for the three and nine months ended September 30, 2022), respectively, related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $2.5 million. Based on the Company’s net exposure at September 30, 2023, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

Ero Copper Corp. September 30, 2023 MD&A | Page 19

At September 30, 2023, the Company has provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at September 30, 2023, a 10% change in the price of copper would have changed $3.9 million.

At September 30, 2023, the Company has entered into copper derivative contracts at zero-cost on 3,000 tonnes of copper per month from October 2023 to December 2023, representing approximately 75% of estimated production volumes over the period. As of September 30, 2023, the fair value of these contracts was a net asset of $0.4 million (December 31, 2022 - liability of $0.6 million). The fair value of copper collar contracts was determined based on option pricing models, forward copper price and information provided by the counter party.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at September 30, 2023, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of November 2, 2023, the Company had 93,437,575 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s significant accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2022. Certain of these policies, such as derivative instruments, deferred revenue, depreciation of property, plant and equipment and mining interests, provision for rehabilitation and closure costs, and income tax estimates including tax uncertainties involve critical accounting estimates. Certain of these estimates are dependent on mineral reserves and resource estimates and require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Actual results may differ from these estimates.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

Ero Copper Corp. September 30, 2023 MD&A | Page 20

Capital Expenditures

The following table presents capital expenditures at the Company’s operations on an accrual basis and are net of any sales and value-added taxes.

	2023 - Q3	2023 - Q2	2023 - Q1	2023 - YTD
Caraíba Operations
Growth	$42,632	$35,450	$24,702	$102,784
Sustaining	19,277	28,788	20,862	68,927
Exploration	7,959	8,580	5,196	21,735
Deposit on Projects	(20,897)	6,962	3,659	(10,276)
Total, Caraíba Operations	$48,971	$79,780	$54,419	$183,170

Tucumã Project
Growth	53,837	23,870	11,782	89,489
Exploration	89	48	638	775
Deposit on Projects	9,408	15,430	14,100	38,938
Total, Tucumã Project	$63,334	$39,348	$26,520	$129,202

Xavantina Operations
Growth	461	1,490	987	2,938
Sustaining	4,339	3,366	3,013	10,718
Exploration	2,784	2,449	1,905	7,138
Total, Xavantina Operations	$7,584	$7,305	$5,905	$20,794

Corporate and Other
Sustaining	160	222	178	560
Exploration	1,599	1,800	1,837	5,236
Deposit on Projects	(76)	81	—	5
Total, Corporate and Other	$1,683	$2,103	$2,015	$5,801

Consolidated
Growth	96,930	60,810	37,471	$195,211
Sustaining	23,776	32,376	24,053	80,205
Exploration	12,431	12,877	9,576	34,884
Deposit on Projects	(11,565)	22,473	17,759	28,667
Total, Consolidated	$121,572	$128,536	$88,859	$338,967

Ero Copper Corp. September 30, 2023 MD&A | Page 21

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), realized copper price (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), realized gold price (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its copper mining segment and is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs includes total cost of production, transportation, treatment and refining charges, and certain tax credits relating to sales invoiced to the Company's Brazilian customer on sales, net of by-product credits and incentive payments. C1 cash cost of copper produced per pound is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q3	2023 - Q2	2022 - Q3	2023 - YTD	2022 - YTD
Cost of production	$39,345	$37,767	$39,047	$113,397	$106,225
Add (less):
Transportation costs & other	1,614	1,733	2,209	4,686	6,657
Treatment, refining, and other	4,122	4,248	4,198	10,897	10,137
By-product credits	(3,022)	(3,704)	(4,929)	(9,536)	(16,179)
Incentive payments	(1,609)	(1,129)	(902)	(3,975)	(2,822)
Net change in inventory	2,835	1,323	(3,849)	2,973	(5,179)
Foreign exchange translation and other	(171)	(13)	212	(169)	420
C1 cash costs	$43,114	$40,225	$35,986	$118,273	$99,259

Ero Copper Corp. September 30, 2023 MD&A | Page 22

	2023 - Q3	2023 - Q2	2022 - Q3	2023 - YTD	2022 - YTD
Costs
Mining	$27,258	$25,794	$23,594	$76,262	$67,653
Processing	8,362	7,643	7,687	22,559	22,122
Indirect	6,394	6,244	5,436	18,091	15,526
Production costs	42,014	39,681	36,717	116,912	105,301
By-product credits	(3,022)	(3,704)	(4,929)	(9,536)	(16,179)
Treatment, refining and other	4,122	4,248	4,198	10,897	10,137
C1 cash costs	$43,114	$40,225	$35,986	$118,273	$99,259

Costs per pound
Payable copper produced (lb, 000)	23,734	26,464	24,669	70,761	74,312

Mining	$1.15	$0.97	$0.96	$1.08	$0.91
Processing	$0.35	$0.29	$0.31	$0.32	$0.30
Indirect	$0.27	$0.24	$0.22	$0.26	$0.21
By-product credits	$(0.13)	$(0.14)	$(0.20)	$(0.13)	$(0.22)
Treatment, refining and other	$0.18	$0.16	$0.17	$0.14	$0.14
C1 cash costs of copper produced (per lb)	$1.82	$1.52	$1.46	$1.67	$1.34

Realized Copper Price (per lb)

Realized Copper Price (per lb) is a non-IFRS ratio that is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring Realized Copper Price (per lb) enables investors to better understand performance based on the realized copper sales in each reporting period. The following table provides a calculation of Realized Copper Price (per lb) and a reconciliation to copper segment .

Reconciliation:	2023 - Q3	2023 - Q2	2022 - Q3	2023 - YTD	2022 - YTD
Copper revenue ($000s)	$76,136	$83,929	$63,739	$237,366	$253,089
less: by-product credits	(3,022)	(3,704)	(4,929)	(9,536)	(16,179)
Net copper revenue	73,114	80,225	58,810	227,830	236,910
add: treatment, refining and other	4,122	4,248	4,198	10,897	10,137
Gross copper revenue	77,236	84,473	63,008	238,727	247,047
Cu Sold in concentrate (lbs)	22,244	25,600	23,197	68,709	73,888
Realized copper price (per lb)	$3.47	$3.30	$2.72	$3.47	$3.34

Ero Copper Corp. September 30, 2023 MD&A | Page 23

C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. C1 cash cost of gold produced per ounce is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

AISC of gold produced (per ounce) is an extension of C1 cash cost of gold produced (per ounce) discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. AISC of gold produced (per ounce) is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. AISC of gold produced (per ounce) is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q3	2023 - Q2	2022 - Q3	2023 - YTD	2022 - YTD
Cost of production	$6,323	$5,657	$7,317	$18,087	$19,934
Add (less):
Incentive payments	(320)	(311)	(177)	(1,038)	(950)
Net change in inventory	213	936	(1,031)	797	(377)
By-product credits	(240)	(163)	(145)	(579)	(414)
Smelting and refining	101	63	69	240	173
Foreign exchange translation and other	453	(119)	(149)	510	280
C1 cash costs	$6,530	$6,063	$5,884	$18,017	$18,646
Site general and administrative	1,304	1,338	1,011	3,874	2,452
Accretion of mine closure and rehabilitation provision	112	111	106	328	330
Sustaining capital expenditure	4,258	3,530	4,105	10,801	10,091
Sustaining lease payments	1,832	1,740	1,036	5,232	2,752
Royalties and production taxes	808	556	298	1,702	779
AISC	$14,844	$13,338	$12,440	$39,954	$35,050

Ero Copper Corp. September 30, 2023 MD&A | Page 24

	2023 - Q3	2023 - Q2	2022 - Q3	2023 - YTD	2022 - YTD
Costs
Mining	$3,140	$3,017	$3,071	$8,724	$10,218
Processing	2,165	2,048	1,867	6,118	5,850
Indirect	1,364	1,098	1,022	3,514	2,819
Production costs	6,669	6,163	5,960	18,356	18,887
Smelting and refining costs	101	63	69	240	173
By-product credits	(240)	(163)	(145)	(579)	(414)
C1 cash costs	$6,530	$6,063	$5,884	$18,017	$18,646
Site general and administrative	1,304	1,338	1,011	3,874	2,452
Accretion of mine closure and rehabilitation provision	112	111	106	328	330
Sustaining capital expenditure	4,258	3,530	4,105	10,801	10,091
Sustaining leases	1,832	1,740	1,036	5,232	2,752
Royalties and production taxes	808	556	298	1,702	779
AISC	$14,844	$13,338	$12,440	$39,954	$35,050

Costs per ounce
Payable gold produced (ounces)	17,579	12,333	10,965	42,355	30,883

Mining	$179	$245	$280	$206	$331
Processing	$123	$166	$170	$144	$189
Indirect	$78	$89	$93	$83	$91
Smelting and refining	$6	$5	$6	$6	$6
By-product credits	$(15)	$(13)	$(12)	$(14)	$(13)
C1 cash costs of gold produced (per ounce)	$371	$492	$537	$425	$604
AISC of gold produced (per ounce)	$844	$1,081	$1,135	$943	$1,135

Ero Copper Corp. September 30, 2023 MD&A | Page 25

Realized Gold Price (per ounce)

Realized Gold Price (per ounce) is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring Realized Gold Price (per ounce) enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of Realized Gold Price (per ounce) and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

(in '000s except for ounces and price per ounce)	2023 - Q3	2023 - Q2	2022 - Q3	2023 - YTD	2022 - YTD
NX Gold revenue	$29,046	$21,000	$22,172	$73,701	$56,636
less: by-product credits	(240)	(163)	(145)	(579)	(414)
Gold revenue, net	$28,806	$20,837	$22,027	$73,122	$56,222
add: smelting, refining, and other charges	588	396	416	1,452	1,078

Gold revenue, gross	$29,394	$21,233	$22,443	$74,574	$57,300
- spot (cash)	$23,002	$15,840	$16,572	$57,519	$43,025
- stream (cash)	$1,383	$1,182	$1,169	$3,796	$2,836
- stream (amortization of deferred revenue)	$5,009	$4,211	$4,702	$13,259	$11,439

Total gold ounces sold	15,457	10,916	12,907	39,470	31,368
- spot	11,867	7,958	9,532	29,612	23,548
- stream	3,590	2,958	3,375	9,858	7,820

Realized gold price (per ounce)	$1,902	$1,945	$1,739	$1,889	$1,827
- spot	$1,938	$1,990	$1,739	$1,942	$1,827
- stream (cash + amortization of deferred revenue)	$1,781	$1,823	$1,740	$1,730	$1,825
- cash (spot cash + stream cash)	$1,578	$1,559	$1,375	$1,553	$1,462

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, finance income, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA for covenant calculation purposes.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Ero Copper Corp. September 30, 2023 MD&A | Page 26

Reconciliation:	2023 - Q3	2023 - Q2	2022 - Q3	2023 - YTD	2022 - YTD
Net Income	$2,811	$29,941	$3,999	$57,252	$80,595
Adjustments:
Finance expense	8,017	5,995	7,283	20,538	20,933
Finance income	(2,976)	(3,362)	(2,997)	(10,476)	(5,254)
Income tax (recovery) expense	(807)	5,773	1,887	9,632	15,776
Amortization and depreciation	21,299	20,239	14,743	58,044	42,608
EBITDA(1)	$28,344	$58,586	$24,915	$134,990	$154,658
Foreign exchange loss (gain)	13,937	(15,057)	65	(9,741)	(15,341)
Share based compensation	(1,185)	4,909	4,151	8,741	3,808
Unrealized loss (gain) on copper derivative contracts	1,814	(2,654)	—	(840)	—
Incremental COVID-19 costs	—	—	—	—	1,956
Adjusted EBITDA(1)	$42,910	$45,784	$29,131	$133,150	$145,081

(1) Effective in 2023 Q3, EBITDA and Adjusted EBITDA have been updated to incorporate the adjustment of finance income. EBITDA and Adjusted EBITDA for comparative periods have been updated accordingly.

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.
The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Ero Copper Corp. September 30, 2023 MD&A | Page 27

Reconciliation:	2023 - Q3	2023 - Q2	2022 - Q3	2023 - YTD	2022 - YTD
Net income as reported attributable to the owners of the Company	$2,525	$29,576	$3,745	$56,255	$79,672
Adjustments:
Share based compensation	(1,185)	4,909	4,151	8,741	3,808
Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA	9,481	(9,716)	2,106	(4,988)	1,807
Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts	7,530	(2,078)	(6,733)	2,300	(29,943)
Unrealized loss (gain) on copper derivative contracts	1,808	(2,644)	—	(836)	—
Incremental COVID-19 costs	—	—	—	—	1,944
Tax effect on the above adjustments	(2,873)	2,205	706	540	3,995
Adjusted net income attributable to owners of the Company	$17,286	$22,252	$3,975	$62,012	$61,283

Weighted average number of common shares
Basic	93,311,434	92,685,916	90,845,229	92,767,525	90,543,185
Diluted	94,009,268	93,643,447	91,797,437	93,643,940	91,950,181

Adjusted EPS
Basic	$0.19	$0.24	$0.04	$0.67	$0.68
Diluted	$0.18	$0.24	$0.04	$0.66	$0.67

Net (Cash) Debt

Net (cash) debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net (cash) debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s condensed consolidated interim financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2023	June 30, 2023	December 31, 2022	September 30, 2022
Current portion of loans and borrowings	$11,764	$17,105	$15,703	$9,049
Long-term portion of loans and borrowings	407,656	409,818	402,354	402,275
Less:
Cash and cash equivalents	(44,757)	(124,382)	(177,702)	(210,244)
Short-term investments	(42,843)	(56,011)	(139,700)	(149,554)
Net debt (cash)	$331,820	$246,530	$100,655	$51,526

Ero Copper Corp. September 30, 2023 MD&A | Page 28

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s condensed consolidated interim financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2023	June 30, 2023	December 31, 2022	September 30, 2022
Current assets	$174,113	$280,783	$392,427	$444,188
Less: Current liabilities	(141,284)	(140,090)	(129,121)	(100,943)
Working capital	$32,829	$140,693	$263,306	$343,245

Cash and cash equivalents	44,757	124,382	177,702	210,244
Short-term investments	42,843	56,011	139,700	149,554
Available undrawn revolving credit facilities(1)	150,000	150,000	75,000	75,000
Available liquidity	$237,600	$330,393	$392,402	$434,798

(1) In January 2023, the Company amended its senior credit facility to increase its limit from $75.0 million to $150.0 million and extended the maturity from March 2025 to December 2026.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Ero Copper Corp. September 30, 2023 MD&A | Page 29

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three and nine months ended September 30, 2023.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina”, dated May 12, 2023 with an effective date of October 31, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Leonardo de Moraes Soares, MAIG and Guilherme Gomides Ferreira, MAIG, all of GE21 (the “Xavantina Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC are “independent” of the Company within the meaning of NI 43-101. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101.

Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR at www.sedarplus.ca, and EDGAR at www.sec.gov.

The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 3219148) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Ero Copper Corp. September 30, 2023 MD&A | Page 30

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance, mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Project, including the Company’s planned exploration, development, construction and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the Caraíba Operations and the Tucumã Project; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Project; the Company's expectations regarding planned capital expenditures for the Tucumã Project, the Deepening Extension Project and/or the Caraíba Mill expansion project falling within contingency levels; expectations regarding the Company's ability to manage risks related to future copper price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

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The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

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Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

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